Robert W. Phillips	140 Scott Drive
Direct Dial (650) 463-3051	Menlo Park, California 94025
Robert.Phillips@lw.com	Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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File No. 042829-0009

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	David L. Orlic, Attorney-Advisor
Michael F. Johnson, Staff Attorney Christine E. Davis, Assistant Chief Accountant
Tamara J. Tangen, Staff Accountant

Re:	Ellie Mae, Inc.
Registration Statement on Form S-1 (Registration No. 333-166438)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 1, four of which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on May 27, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

August 5, 2010

Registration Statement on Form S-1

General

1.	Please update your financial statements through March 31, 2010. Refer to Rule 3-12(a) of Regulation S-X.

Response: In response to the Staff’s comment, Amendment No. 1 has been updated to include the Company’s financial statements as of, and for the three months ended, March 31, 2010.

2.	Please submit in electronic format the third party reports you submitted supplementally in paper format on May 6, 2010, together with related correspondence. See Rule 101(a)(1) of Regulation S-T.

Response: In response to the Staff’s comment, on June 9, 2010, the Company submitted via EDGAR the third party reports and related correspondence previously submitted to the Staff on May 6, 2010.

3.	Please advise us of the basis for your conclusion that disclosure of information responsive to Item 402(s) is not necessary. Refer to SEC Release No. 34-61175.

Response: In response to the Staff’s comment, the Company has revised page 84 of Amendment No. 1 to include disclosure responsive to Item 402(s) of Regulation S-K.

Front Cover Page of Registration Statement

4.	We note that you have not indicated by check mark that you are a smaller reporting company or a non-accelerated filer. Please provide us with your analysis in this regard. Refer to the definition of “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised to properly check the “non-accelerated filer” box on the front cover page of the Registration Statement.

Prospectus Summary

Mortgage Industry Overview, page 1

5.	With regard to your discussion of the three main categories of mortgage originators, tell us what consideration was given to disclosing that the company’s focus does not include the “Mega Lenders.” In this regard, it appears that this disclosure is not made until page 13.

Response: In response to the Staff’s comment, the Company has added disclosure as to focus for its Encompass software excluding mega lenders on page 2 of Amendment No. 1.

The Offering, page 5

6.

You state at the bottom of this page that the number of shares of common stock outstanding after this offering excludes shares that will be issued upon the exercise of options and warrants by selling stockholders and sold by them in this offering. Please tell

August 5, 2010

us how you determined that it was appropriate to exclude these shares from shares of common stock outstanding after the offering.

Response: In response to the Staff’s comment, the Company has revised the referenced language on pages 5, 28 and 29 of Amendment No. 1 to clarify that the referenced shares will not be excluded from the total shares outstanding number upon completion of the offering.

7.	With regard to your description, here and throughout your filing, of the automatic conversion of all of your outstanding preferred stock into common stock immediately prior to the completion of this offering, tell us what consideration was given to disclosing that the conversion is predicated on an offering price per share of not less than $7.50, subject to adjustment, as described on page F-29.

Response: In response to the Staff’s comment, the Company submits that disclosure regarding the automatic conversion of the Company’s preferred stock being conditioned upon an initial public offering (“IPO”) price per share of not less than $7.50 (subject to adjustment) (the “Floor Price”) is not material to investors. In addition to the automatic conversion trigger referred to in the Staff’s comment, all of the Company’s shares of preferred stock will convert to common stock upon the consent of the required number of shares of each series of preferred stock in accordance with Section 4(a)(ii) of Article IV of the Company’s current Amended and Restated Certificate of Incorporation. If the initial offering price of the shares of common stock in the IPO is less than the Floor Price and the holders of the requisite number of shares of each series of preferred stock did not agree to convert all of the outstanding shares of the Company’s preferred stock, the IPO would not be consummated.

Risk Factors

“We recently introduced many of our current products and services …,” page 12

8.	Please provide a quantitative and qualitative discussion explaining the extent to which your business is dependent upon these recently introduced products and services.

Response: In response to the Staff’s comments, the Company has reconsidered this risk factor in relation to the preceding risk factor on page 12 of Amendment No. 1 entitled “Our future performance will be highly dependent on our ability to…. grow revenues from our recently-introduced Ellie Mae Network offerings and our services.” In that risk factor, the Company makes clear that revenue from the recently introduced products has not been significant to date, but are important components of the Company’s plans for revenue growth. Based on the repetitive nature of the two risk factors, the Company has deleted the referenced risk factor in Amendment No. 1.

“If we fail to implement proper and effective internal controls, disclosure controls and corporate governance procedures …,” page 14

9.	This risk factor is lengthy and should be revised to more concisely present the risk. Consider summarizing the risk here and including a cross-reference to another part of your prospectus where you include more detailed disclosure. We also note that the major portion of this disclosure could apply to any issuer, and thus should not be presented. See Item 503(c) of Regulation S-K.

August 5, 2010

Response: In response to the Staff’s comment, the Company has revised pages 13 and 14 of Amendment No. 1 as requested.

10.	Please describe, concisely here or at more length elsewhere in the document, the deficiencies relating to corporate governance and qualifications of key personnel to which you refer in this risk factor.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on pages 13 and 14 of Amendment No. 1.

11.	We note your statement that certain issuances of capital stock and option grants were not documented or properly authorized in compliance with all corporate law requirements. Please supplementally advise us how the issuances and grants did not comply with certain corporate law requirements and revise the risk factor to completely explain the same.

Response: In response to the Staff’s comment, the Company advises the Staff that in connection with the preparation of the Registration Statement and the attendant required legal opinion as to the validity of the shares to be offered in connection with the IPO, which opinion would be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(5) of Regulation S-K (the “Exhibit 5 Opinion”), the Company requested outside counsel to undertake a detailed review of documentation of its capital stock and stock option issuances.

With respect to issuances of capital stock, outside counsel’s review showed that the paperwork in the Company’s possession was in some cases incomplete (e.g., missing signatures, the absence of stock purchase agreements, the absence of proof of payment, and/or deficiencies with respect to stock transfer paperwork and erroneous names of holders of record). In a small number of cases, the minutes of meetings of the Company’s Board of Directors (the “Board”) had failed to reflect that the Board had taken the appropriate action to properly authorize the issuance and sale of the shares. Finally, in a number of cases, the Company failed to obtain contemporaneous stockholder approval of the issuance of additional shares or waiver of the application of anti-dilution provisions in the Company’s certificate of incorporation.

With respect to option grants, outside counsel’s review showed that most of the minutes of the Board meetings and meetings of the Compensation Committee of the Board at which stock option grants were approved did not include all the information to establish the grants (e.g., information establishing the vesting schedule or determination as to whether a stock option was an incentive stock option or a nonstatutory option). In some cases, the Company’s records did not include copies of stock option agreements. In addition, the software database used by the Company for its stock option administration contained data errors with respect to names of option holders, outstanding options that should have been reflected as having been cancelled, and vesting schedules.

To remedy these deficiencies, the Company took several steps. With respect to issuances of capital stock, the Company (1) obtained affidavits from past and present members of the Board and certain stockholders so that the Company had a basis to correct omissions from the Company’s minute books to reflect properly the Board action taken and provide the information so that outside counsel would be able to render the Exhibit 5 Opinion; (2) made corrections to its internal records and stock ledger to reflect the capitalization of the Company; (3) obtained a consent from the Company’s stockholders to amend the Company’s certificate of incorporation

August 5, 2010

to eliminate anti-dilution adjustments for which the Company had not previously obtained waivers; and (4) obtained, or is in the process of obtaining, agreements with, and releases from, the Company’s stockholders in which each holder confirms its stock ownership and releases the Company from any claims it may have had with respect to the deficiencies described above. With respect to the stock option administration, the Company: (1) corrected errors in the software database; (2) transferred from human resources to the Company’s finance and legal departments responsibility for stock option administration; (3) engaged an outside stock option administration consultant to assist with training the new stock option administrator; and (4) in a small percentage of cases, alternative stock option or stock sales were made to the Company’s employees in an effort to provide the same economic benefit that the holder of the option expected.

In evaluating the potential accounting impact on the option grants associated with missing or incomplete documentation, the Company considered the views expressed by the Staff in its letter from the Office of the Chief Accountant dated September 19, 2006 relating to the granting of stock options, and evaluated other evidence to support the existence of the grants for accounting purposes. The Company also considered the following factors as part of its evaluation: (1) whether the terms of the awards could change after being input into the Company’s software database; (2) whether the options were granted on dates that were timed on or around significant events of the Company; (3) whether the exercise price of the award was set by reference to a future market price or the occurrence of a contingent event; and (4) whether the exercise price for each grant was applied consistently across groups of grants and employee levels within appropriate timeframes. As a result of this evaluation and given the totality of the evidence considered, the Company has concluded that the option grants were substantively made for accounting purposes and that the Company and its employees understood such arrangements should represent the underlying economic substance of the option grants and should serve as the basis for the Company’s accounting, despite the fact that stock option grants lacked full supporting legal documentation.

The Company has corrected its documentation of its stock and stock ownership records and the Company recognizes that these efforts must be sufficient to support the rendering of an Exhibit 5 Opinion, which it will file with a future amendment to the Registration Statement. The Company has amended the disclosure in the risk factor on pages 13 and 14 of Amendment No. 1 in response to the Staff’s comment.

“The mortgage industry is heavily regulated …,” page 14

12.	You state that you carry a total of $5 million in professional liability insurance coverage, and that in certain circumstances your exposure under your limited warranties could be as high as $5 million. Please clarify in your disclosure whether this $5 million exposure is per occurrence or on an aggregate basis.

Response: In response to the Staff’s comment, the Company has revised page 15 of Amendment No. 1 to better explain the potential liability of the Company under its services agreements on a per incident basis. In particular, the Company has revised the disclosure to clarify that the aggregate amount of liability under those contracts that specify a particular dollar amount is approximately $2 million due to the fact that the Company’s liability under one customer contract (which had previously been set at $4 million) has been lowered to be an amount equal to the total service fees paid for base services during the six months preceding a

August 5, 2010

claim. In addition, the Company has revised the disclosure to clarify that the Company carries professional liability insurance coverage of $5 million per occurrence and in the aggregate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, pages 42 and 43

13.	Consider revising your disclosure to include the aggregate fair value of all outstanding vested and unvested options.

Response: In response to the Staff’s comment, the Company believes that intrinsic value of all outstanding vested and unvested options, calculated based on the IPO price, would represent a more meaningful disclosure to investors because it represents the underlying value of options that could be realized by holders upon option exercise and subsequent sale of the shares, if, notwithstanding the lock-up agreements executed by the Company’s optionholders, such shares became saleable in the public markets. The Company has revised the disclosure on page 46 of Amendment No. 1 to include a placeholder until the IPO price range is determined, at which time the Company will provide the calculation based on the midpoint of that range.

14.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: In response to the Staff’s comment, the Company advises the Staff that in connection with selecting the underwriters for the IPO in October 2009, a preliminary proposed offering price range of approximately $4.41 to $5.74 per share was communicated to the Company; however, such preliminary proposed price was subject to a number of caveats, including ones related to overall market and economic conditions, the Company’s performance and the performance of companies that may be deemed comparable to the Company, and the completion of due diligence. Recently, it has been communicated to the Company that an IPO price range would likely be lower, subject to the same caveats, but as of the date of this letter, no specific range has been provided.

15.	Please revise this section to more fully describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each valuation date, beginning with the December 2008 valuation and continuing through the most recent valuation. Your disclosures should include quantitative information regarding your assumptions including, but not limited to, growth rates, discount rates, market multiples as well as any adjustments made, such as illiquidity discounts, minority discounts, etc. Further, we note that you allocated the Business Enterprise Value (BEV) among your various equity securities “as appropriate.” Please identify and describe the allocation methodology employed in allocating value to each of your equity instruments.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure beginning on page 41 of Amendment No. 1 as requested.

August 5, 2010

16.	Disclosure on pages F-5 and II-1 indicate that you sold 212,299 common shares for $66,000 cash, or $0.31 per share, during 2009 and 45,000 common shares for $1.22 per share on April 15, 2010, respectively. Please tell us how you considered these cash sales when determining the fair value of your shares.

Response: In response to the Staff, the Company has revised page II-1 of Amendment No. 1 to correct the numbers presented and to clarify that these common stock sales were exercises of limited term purchase rights at stated exercise prices, rather than separate cash sales of common stock to outside investors at fair value. The exercise price for each of these purchase rights was established significantly before the time of each sale and was considerably lower than the deemed fair value of our common stock at the time of each sale. Accordingly, the Company did not consider these transactions relevant in the determination of fair value for the Company’s shares of common stock.

17.	Where valuation dates differ from grant dates, describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant date. In this regard, we note that valuations appear to have been completed as of the end of fiscal years or quarters while the option grant dates occur between these dates. Explain how this timing difference was considered in your valuation allocations.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure beginning on page 41 of Amendment No. 1 as requested.

18.	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure beginning on page 41 of Amendment No. 1 as requested to disclose the intervening events and changes in valuation methodologies and related assumptions contributing to differences between the valuations referenced and used for stock option granting purposes. The Company respectfully notes that an estimated IPO price range has not yet been established and no such disclosure has been included in this Amendment No. 1. However, the Company will include appropriate disclosure in a subsequent Amendment to the Form S-1 prior to the effectiveness of the Registration Statement in order to reconcile the valuation immediately preceding determination to the estimated IPO price, and further explain the factors contributing to the differences therein.

Results of Operations, page 45

19.

Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 47 addressing the increase in Software and Services revenue. Please note that prefacing a reference to the source or sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified

August 5, 2010

factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure beginning on page 48 of Amendment No. 1 as requested. In addition, the Company has removed the word “primarily” and has expanded disclosures where deemed necessary to include material changes, including offsetting factors.

Years ended December 31, 2007, 2008 and 2009

Revenues, page 46

20.	You reference the “ODI transaction” in several places in the prospectus but do not describe or define this transaction until the Notes to Consolidated Financial Statements on page F-7. Please revise your filing accordingly.

Response: In response to the Staff’s comment, the Company has revised pages 20 and 34 of Amendment No. 1 to describe the ODI transaction so that it is clear to investors when referenced throughout the prospectus.

Business

Intellectual Property, page 67

21.	You indicate that your success depends in large part on, among other things, your patents. Please revise your filing to disclose the specific duration of each patent upon which you are dependent and describe in greater detail how these patents are used in your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 73 of Amendment No. 1 as requested.

Legal Proceedings, page 70

22.	For each legal proceeding described in this section, please present a description of the factual basis alleged to underlie the proceeding. See Item 103 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 76 and 77 of Amendment No. 1 as requested.

Management

Board Composition and Risk Oversight, page 75

23.	Please identify your independent directors by name in the first sentence of this section. See Item 407(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 81 of Amendment No. 1 as requested.

August 5, 2010

Compensation Committee Interlocks and Insider Participation, page 77

24.	Identify under this caption the names of each person who served as a member of the compensation committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 83 of Amendment No. 1 as requested.

25.	The disclosure regarding the transaction with Savings Street appearing on page 106 should accompany the identification of Mr. Buccellato as a member of your compensation committee. See Item 407(e)(4)(i)(C) of Regulation S-K. We would not object to a cross-reference in this section to the more complete disclosure appearing on page 106.

Response: In response to the Staff’s comment, the Company has inserted an appropriate cross-reference on page 83 of Amendment No. 1 as requested.

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonuses, page 82

26.	We note that your compensation committee, in its discretion, may pay more than the target bonus amounts if achievement exceeds the bonus goal target. Please consider clarifying the degree of discretion that the compensation committee has.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1 to clarify that while Messrs. Anderman, Luce and Hu are entitled to receive their target bonus amounts upon achievement of bonus goals at target, the Compensation Committee retains full discretion over whether and the amount of any additional compensation is paid to the executives in the event the bonus goals are achieved at a level greater than target and any additional bonuses do not have to correlate to the amount of overachievement.

Long-Term Equity Incentives, page 83

27.	Please tell us how your board determined the repricing ratios of $1.80 or $1.98 to $0.46 was the per share fair market value of your common stock on April 23, 2009, the effective date of the repricing. Please also tell us why the board chose April 23, 2009 as the effective date of the repricing when it approved the repricing in February 2009.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1 to clarify that the Board determined to offer optionees the ability to exchange options having a per share exercise price equal to $1.80 or $1.98 since these options were significantly out of the money and had not previously been repriced by the Company. The Board determined the fair market value of the Company’s common stock equaled $0.46 per share as of February 26, 2009 and again as of April 23, 2009 based on the experience of its Board members and their review of all of the information they deemed relevant to the value of the Company, including an independent valuation prepared for the purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended. The Company imposed new

August 5, 2010

vesting requirements on the optionees who participated in the option exchange, which required optionee consent. Accordingly, the Company conducted the exchange as a tender offer and allowed optionees 20 business days to elect to participate in the exchange. The replacement options were granted to all optionees who elected to participate at the first meeting of the Board following the expiration of the tender offer, which occurred on April 23, 2009.

Potential Payments Upon Termination Following a Change in Control, page 92

28.	You refer in this section to option acceleration agreements which you do not appear to have filed as exhibits to your registration statement. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed with Amendment No. 1 the option acceleration agreement for Mr. Anderman as Exhibit 10.13 and a form of option acceleration agreement for Messrs. Hu, Corr, Langner and Luce as Exhibit 10.14 to the Registration Statement.

Certain Relationships and Related Transactions

Transactions with Directors, page 106

29.	Please specify the percentage of the net income of Savings Street which you are entitled to receive under your agreement with that entity. Refer to Item 404(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 114 of Amendment No. 1 as requested.

Principal and Selling Stockholders, page 108

30.	Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers.

Response: The Company acknowledges the Staff’s comment and will confirm to the Staff and provide the appropriate disclosures as to whether or not any of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer once the selling shareholders are identified.

31.	Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by The First American Corporation and Charter Legacy, LLC. While we note that you have indicated that certain individuals act as managing members or directors of affiliated entities, please revise your filing to state unequivocally the persons that have shared voting and investment power with respect to shares held by each entity. Further, please note that indicating that certain persons “may be deemed” to have shared voting or dispositive power over shares is not responsive to the disclosure requirements of Regulation S-K. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised page 117 and 118 of Amendment No. 1 as requested.

August 5, 2010

Consolidated Financial Statements

Ellie Mae, Inc.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Software and Services Revenues, page F-13

32.	Your disclosures indicate that vendor-specific objective evidence (“VSOE”) of your maintenance services for software licenses is based on “contractual rates.” Please tell us more about your methodology for establishing VSOE. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

Response: In response to the Staff’s comment, the Company advises the Staff that, as of December 31, 2009, the Company offered maintenance and support plans for the Company’s Encompass and Encompass 360 product offerings. These support plans include software bug fixes, unspecified updates and upgrades (on a when-and-if-available basis) and technical support services.

The Company’s process for establishing VSOE of fair value of the maintenance and support plans is through the performance of a VSOE compliance test, which is an analysis of the associated annual renewal activity. VSOE of fair value of the plans is based on the SKU price, or the “contractual rate”, which is generally equivalent to the actual renewal price, because the deviation from such stated pricing is generally insignificant, as described further below. Product SKUs were determined to be appropriate for the purposes of the VSOE test due to the differentiation in product pricing as a result of increased functionality of the underlying software products for which maintenance and support services were being provided.

The Company uses a Bell Shaped Curve approach to establish its VSOE of fair value of the plans in accordance with the provision of paragraph 10 of SOP 97-2 (ASC 985-602-25-6 and 7). VSOE of fair value of the plans exist when a substantial majority (greater than 80%) of the Company’s actual renewals is within a narrow range of plus or minus 15% of the midpoint of the contractual rates (the “allowable variance”). The compliance test was conducted per SKU, and excludes legacy product renewals with grandfathered pricing that are not considered representative of fair value for the currently offered maintenance and support related services.

Based on the analysis performed, every product SKU had a renewal rate of greater than 90% within the allowable variance. As a result, the Company determined that the renewal rates applicable for the plans were substantive based on their high rates of renewal at contractual prices. The Company has revised the disclosure on page F-13 of Amendment No. 1 to clarify that the VSOE of fair value for maintenance services is based on prices paid for separate renewals of these services.

August 5, 2010

33.	We note that CenterWise for Encompass Licenses are automatically included in the Encompass SaaS offering and that “revenue is recognized accordingly.” Please explain how you are accounting for these bundled arrangements and explain any differences between revenue recognition when customers pay monthly vs. paying on a closed loan basis.

Response: In response to the Staff’s comment, the Company has included additional language on pages F-13 and F-14 of Amendment No. 1 to explain differences in revenue recognition between the two versions of our Encompass SaaS offering.

With respect to CenterWise in the Encompass SaaS offering, the Company advises the Staff that CenterWise is automatically included and delivered simultaneously with the rest of Encompass SaaS and is therefore not considered to be a separate element of the arrangement. As a result, this bundled offering is only one unit of accounting.

34.	We note that you combine four types of revenue within the “Software and Services Revenues” line item. Please tell us the amounts recorded for each type of revenue in each of the periods presented and what consideration you have given to separately disclosing these amounts. Further, please identify the specific revenue categories that comprise “Encompass-related revenues” as presented on page 8.

Response: In response to the Staff’s comment, the Company has considered Rule 5-03 of Regulation S-X. The following tables show the related revenues and percentages by category, including the four revenue types that comprise “Software and Services Revenues” for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010:

August 5, 2010

	For the years ended December 31,						For the three months ended March 31,
	2007	%	2008	%	2009	%	2009	%	2010	%
							(unaudited)
Network Transaction revenues	$14,475,801	38%	$9,889,769	30%	$8,512,054	23%	$2,408,812	24%	$1,763,097	20%
Software and Service revenues:
License	4,161,834	11%	3,707,805	11%	3,141,637	8%	932,925	9%	849,801	10%
Maintenance	5,664,914	14%	4,957,622	15%	4,416,261	12%	1,072,035	11%	1,270,477	14%
Hosted SaaS services (1)	9,325,863	24%	8,515,380	25%	9,671,296	25%	2,316,198	23%	2,457,215	28%
Other services (2)	4,864,130	13%	6,502,341	19%	11,966,507	32%	3,380,858	33%	2,537,962	28%

Total revenues	$38,492,542		$33,572,916		$37,707,754		$10,110,828		$8,878,552

(1)	Includes both Encompass SaaS Revenues and CenterWise for Encompass Licenses.
(2)	Related to other service offerings, including automated document preparation and compliance reports.

Rule 5-03 of Regulation of S-X indicates that product revenues should be separated from service revenues on a company’s income statement. The Company notes that the captions “Network Transaction Revenue” and “Software and Services Revenues,” used in the footnotes to the Company’s consolidated financial statements and presented above, are based on management’s approach to making operating decisions as well as the metrics used to measure performance and allocate resources, pursuant to ASC 280-10. These revenue streams are differentiated from management’s perspective; nonetheless they both primarily relate to service revenues, contributing to 89%, 89%, 92%, 91% and 90% of total revenue for the fiscal years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively. Product-related revenues, which are deemed to be equivalent only to software licenses, representing only 11%, 11%, 8%, 9% and 10% of total revenues for the fiscal years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively, and do not represent a substantial portion of the Company’s ongoing business operations as the Company’s primary focus is revenues related to services. Furthermore, license revenues have decreased over time and are expected to continue to decrease in future periods as the Company’s offerings mature with an increased focus on services, including its SaaS model. Accordingly, the Company respectfully submits that a separate presentation of product-related amounts is not material or significant to an investor’s understanding of the Company’s business and results of operations, and furthermore, that the presentation used in the Company’s consolidated financial statements is appropriate.

The Company notes that the “Encompass-related revenues” presented on page 8 of Amendment No. 1 excludes transactions and services that are sourced from the Company’s other legacy software products. “Encompass-related revenues” represent the Company’s primary focus for continuing growth of the business in future periods and is important information for an investor. Accordingly, the Company included a separate presentation in the “Other Operational Data” section on page 8 of Amendment No. 1. The following table presents a detail of “Encompass-related revenues” by revenue category:

August 5, 2010

	For the years ended December 31,						For the three months ended March 31,
	2007	%	2008	%	2009	%	2009	%	2010	%
							(unaudited)
Network Transaction revenues	$6,080,962	22%	$7,349,869	25%	$3,869,994	12%	$1,940,667	24%	$1,666,681	21%
Software and Service revenues	21,400,049	78%	22,086,471	75%	29,083,068	88%	6,199,951	76%	6,090,077	79%

Total Encompass-Related revenues	$27,481,011		$29,436,340		$32,953,062		$8,140,618		$7,756,758

Note 5 – Balance Sheet Components

Goodwill, page F-24

35.	We note that in describing the company’s history, there is no reference made to a large acquisition. Given that goodwill accounts for approximately 55% of total assets, tell us about the transaction from which this goodwill arose and what consideration you have given to describing this transaction in the context of company operating history.

Response: In response to the Staff’s comment, the Company advises the Staff that since inception, the Company has completed five acquisitions. A detail of goodwill for all Company acquisitions is as follows:

	Goodwill as of December 31, 2009	Year Acquired
	(in thousands)
Genesis	$13,046	2000
Contour Software	17,393	2001
Lasso Technologies (“Lasso”)	236	2005
Online Documents, Inc. (“ODI”)	501	2008
Mavent Holdings, Inc. (“Mavent”)	345	2009

	$31,521

The Company has considered the Staff’s comment with regards to additional operating disclosures for these acquisitions and notes that the Genesis and Contour Software acquisitions in 2000 and 2001, which make up approximately 97 percent of goodwill as of December 31, 2009, were fully integrated into the Company operations by 2002. Accordingly, the Company respectfully submits that the current descriptions of products and service offerings in the Registration Statement will provide an investor a better understanding of the Company’s operations.

August 5, 2010

Note 10 – Stock Options, page F-31

36.	We note your statement on page F-34 that the exercise of the 100,000 stock options that were determined to not be substantive has not been reflected on your balance sheet. Please clarify what you mean by this statement as the shares issued in this transaction appear to be included in the 10,044,559 shares outstanding at December 31, 2009 on page F-5.

Response: In response to the Staff’s comment, the Company advises the Staff that the share amounts were included in the face of the consolidated balance sheet and on the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. However, no associated dollar amounts were recorded for the transaction as it was not considered to be a substantive exercise because the option was exercised using a note receivable that was secured by the underlying shares of common stock. The Company advises the Staff that the shares were appropriately excluded from the calculation of basic earnings per share, but were included in the calculation of diluted earnings per share using the treasury stock method. The shares were included on the face of the primary financial statements in order to reconcile to the total number of shares validly issued and outstanding and the Company believes that it has properly reflected the exercise from an accounting perspective. The note was paid in full in April 2010 and was recorded as a valid, substantive option exercise for accounting purposes at that time, as indicated in Note 10 on page F-36 of Amendment No. 1.

Note 12 – Related Party Transactions, page F-35

37.	We note that “certain investors in the Company are also trade customers.” Tell us what consideration was given to presenting these related party revenues on the face of your financial statements. Additionally, identify in your response the investors and their ownership percentages, and as necessary, revise page 106, pursuant to Rule 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that it has considered Rule 4-08(k) of Regulation S-X. The following tables show related party revenues for certain investors that are also trade customers, ownership percentages as of March 31, 2010 and the percentage of total revenues for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010:

August 5, 2010

Investors	Ownership as of March 31, 2010 (%)	For the years ended December 31,						For the three months ended March 31,
		2007	%	2008	%	2009	%	2009	%	2010	%
		(Dollars in thousands)
								(unaudited)
CoreLogic, Inc. (formerly First American Corporation)	16.6%	$1,514	3.9%	$854	2.5%	$797	2.1%	$240	2.4%	$138	1.6%
Fannie Mae	2.4%	766	2.0%	818	2.4%	735	1.9%	219	2.2%	132	1.5%
GE Capital Corporation	2.7%	25	0.1%	24	0.1%	24	0.1%	6	0.1%	6	0.1%
PMI Mortgage Insurance Corporation	3.3%	24	0.1%	24	0.1%	24	0.1%	6	0.1%	6	0.1%

Total	25.0%	$2,329	6.1%	$1,720	5.1%	$1,580	4.2%	$471	4.8%	$282	3.3%

The Company notes that the ownership percentages of each of these parties, other than CoreLogic, Inc., is small in comparison with other investors. The Company also notes that the entirety of the revenues from all related parties is not material to the Company and that the percentage of the revenues represented by all of the related parties has continued to decrease. The Company expects that related party revenues will continue to decrease in the future. In addition, information that would be required pursuant to Rule 4-08(k) of Regulation S-X is contained on page F-37 of Amendment No. 1. For all these reasons, the Company respectfully submits that it should not be required to report its revenues from related parties separately in its financial statements.

38.	Further, for each period presented, disclose which service categories the investor-customer revenue was classified in. Consider whether the trends presented in the tabular presentation in Note 13 are impacted such that separate presentation of related party amounts is necessary for a complete understanding of revenue trends.

Response: In response to the Staff’s comment, the Company submits that all related party revenues listed in the Company’s response to Comment 37 above relate to network transactions and are appropriately included in “Network transactions revenue” for all periods presented. The Company has considered the changes in these related party revenues between periods and revised disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations as deemed appropriate for the change in Network transaction revenues for the year ended December 31, 2007 compared to December 31, 2008. In addition, the Company has revised page F-37 to add references to related parties and the associated revenue line item in which their revenues have been included in “Note 12 – Related party Transactions” and “Note 13 – Segment Information”.

August 5, 2010

Unaudited Pro Forma Condensed Consolidated Statement of Income, page P-3

39.	We note that Adjustment B deducts Mavent’s information technology amortization and that this amount is classified as cost of sales in the audited financial statements. Tell us why the amortization of these intangible assets would not continue to be cost of revenues in the surviving entity.

Response: In response to the Staff’s comment, the Company has revised the presentation of amortization of intangible assets as cost of revenues in the unaudited pro forma condensed consolidated statement of income on page P-2 and P-3, as well as elsewhere throughout Amendment No. 1. The amounts were previously reclassified from cost of sales to a separate component of operating expenses in the unaudited pro forma condensed consolidated statement of income in order to conform with the presentation used in the Company’s consolidated statements of income. However, the Company has determined that these costs should be reclassified as costs of revenues and should be presented as such in the Company’s consolidated statements of income and other related disclosures throughout Amendment No. 1. The Company has also disclosed the nature and impact of this reclassification on pages F-7 and F-8 of Amendment No. 1.

Recent Sales of Unregistered Securities, page II-1

40.	Please identify the specific exemption from registration upon which you relied with respect to each disclosed transaction, and tell us whether a Form D was filed in each instance where you relied on Regulation D.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Amendment No. 1 as requested.

Exhibits and Financial Statements, page II-2

41.	Please file all required exhibits as soon as possible for our review and possible further comment.

Response: In response to the Staff’s comment, the Company has filed Exhibits 10.3 (Form of Indemnification Agreement made by and between Ellie Mae, Inc. and each of its directors and executive officers), 10.13 (Option Acceleration Agreement, by and between Ellie Mae, Inc., and Sigmund Anderman, dated as of June 15, 2006), 10.14 (Form of Option Acceleration Agreements by and between Ellie Mae, Inc., and Jonathan Corr, Limin Hu, Joseph Langner and Edgar Luce), and 10.15 (Form of Change of Control Severance Agreements by and between Ellie Mae, Inc. and each of its executive officers) with Amendment No. 1 and undertakes to file the remaining exhibits (marked to be filed in a future amendment) with a future amendment to the Registration Statement.

Undertakings, page II-4

42.	Please advise why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, given that you do not appear to be conducting an offering pursuant to Rule 415 under the Securities Act of 1933.

August 5, 2010

Response: In response to the Staff’s comment, the Company included the undertaking set forth in Item 512(a)(6) due to previous comments provided by the Staff with respect to other companies’ initial public offerings, in which the Staff had commented that, in part, the language of Securities Act Rule 430C(d) requires the inclusion of the Item 512(a)(6) undertaking because the offering was an initial public offering. See, e.g., Opentable, Inc. (File No. 333-157034) and Avago Technologies Limited (File No. 333-153127). If the Staff’s view is that this Item 512(a)(6) undertaking is not applicable, the Company will delete it.

*****

We hope that these responses and revisions to Amendment No. 1 are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips of Latham & Watkins LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.
Elisa Lee, Ellie Mae, Inc.
Christopher Kaufman, Latham & Watkins LLP
Steven Bernard, Wilson Sonsini Goodrich & Rosati PC